Veris Gold Corp. approves Shareholders Rights Plan Agreement

Vancouver, BC – December 21, 2012 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) (the "Company"). The Company announces, subject to acceptance by the applicable securities regulatory authorities and further subject to ratification by the shareholders of the Company, that the Company has entered into a Shareholder Rights Plan Agreement (the "Plan") made as of December 20, 2012, with Computershare Trust Company of Canada for a term of three years.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. The Plan is intended to give the Board of Directors and the shareholders of the Company a reasonable amount of time to fully consider a bid if one is made, and to protect the shareholders from unfair, abusive or coercive take-over strategies. By virtue of the Plan’s implementation, anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a “Permitted Bid”. Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving insufficient time for value-creating strategies to be implemented or competing bids to be made, whereas the Plan as proposed would extend this time available to up to 60 days. The Company is not aware of any pending or threatened take-over bid for the Company.

Under the Plan, the Company has issued one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares at 12:01 a.m., Pacific time, on December 20, 2012. Hereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The Rights will trade together with the common shares of the Company and will be represented by the certificates representing the common shares of the Company. The term of the Plan is three years unless the rights are earlier redeemed or exchanged.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price, up to the amount of the $25 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn. The Permitted Bid concept is intended to provide protection to the Company and its shareholders while permitting shareholder democracy to operate by extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

The Agreement exempts “soft lock-up agreements”, provides a modest limit on break fees and exempts money managers and fund managers who are not making a take-over bid.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the Offering and the Company's use of proceeds from the sale of the Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the need to satisfy regulatory and legal requirements with respect to Offering; gold price volatility; discrepancies between actual and estimated production and mineral reserves and mineral resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See the Company's Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.